Exhibit 99.1

Viomi Technology Co., Ltd Reports First Quarter 2021 Unaudited Financial Results

Net revenues increased by 64.0% year-over-year, exceeding previous guidance

Gross margin increased to 21.1% from 18.8% a year ago

GUANGZHOU, China, May 27, 2021 (GLOBE NEWSWIRE) -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial and Operating Highlights

•	Net revenues reached RMB1,255.6 million (US$191.6 million), an increase of 64.0% from the first quarter of 2020.
•	Gross margin was 21.1%, compared to 18.8% for the first quarter of 2020.
•	Net income attributable to ordinary shareholders of the Company increased by 173.2% to RMB49.1 million (US$7.5 million) from RMB18.0 million for the first quarter of 2020.
•	Non-GAAP net income attributable to ordinary shareholders of the Company [1] increased by 106.8% to RMB65.3 million (US$10.0 million) from RMB31.6 million for the first quarter of 2020.
•

Number of cumulative household users reached to approximately 5.6 million, compared to approximately 5.1 million as of the end of 2020 and approximately 3.7 million as of the end of the first quarter of 2020.

•	Percentage of household users with at least two connected products reached 20.4%, compared to 20.0% as of the end of 2020 and 18.4% as of the end of the first quarter of 2020.

“We started 2021 with an all-around robust performance in the first quarter. Leveraging the optimization of our product portfolio, new product sales growth and enhanced brand recognition, we delivered strong net revenues that exceeded our previous guidance, increasing 64.0% from the same period in 2020 when our operations were impacted by COVID-19. We also continued achieving a healthy recovery on gross margin,” said Mr. Xiaoping Chen, Founder, Chairman of the Board of Directors and Chief Executive Officer of Viomi.

[1]

“Non-GAAP net income attributable to ordinary shareholders of the Company” is defined as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“Our continued growth over the past several years has been driven by continuous optimization of our IoT products and holistic IoT solutions, through innovation and integration of cross-boundary technologies, alongside a deep understanding of our users’ needs. We remain focused on AI applications across our product portfolio and have introduced a series of strategic new AI-based products, including water purifiers, smart toilets, water heaters, range hoods, gas stoves and air conditioners, among others. Our products are designed with an eye on health care, smartification, home security and natural AI voice interactions. Some new products, equipped with sensors and supported by AI algorithms, are able to collect home and human health data with users’ consent,” Mr. Chen added.

“In addition, we focused our resources on developing key product categories and rolled out more differentiated and industry-leading products. Following our introduction of a series of premium large-flux water purifiers, we launched a mineral water purifier, EROx, which retains beneficial minerals for human health during the purification process to meet high-end users’ needs. We have accumulated a significant number of innovative technologies and patents in the area of water purification, with more than 700 registered patents as of the end of the first quarter. Some of these patents have been awarded the China Excellent Patent Award, authorized by China National Intellectual Property Administration and World Intellectual Property Organization, as well as recognized by China Association for Quality Inspection and other authorities.

“First quarter growth was also attributable to our overseas market expansion. Our sweeper robot business which launched in the fourth quarter of last year has developed rapidly in Mid Europe, Southeast Asia, Korea, Australia and other regions and expanded to North Europe and additional Asian countries this year. We plan to expand to North American markets and channels in the second half of this year. The new sweeper robot products with differentiated functionalities we introduced earlier have been welcomed by domestic and global markets, and are expected to continue driving sales in overseas channels.

“Looking ahead at the rest of 2021, we will continue to optimize our IoT product portfolio with a focus on AI application and technology innovation, strengthen our brand recognition through additional effective marketing and advertising tools, and improve our IoT home services including sales, experience, after-sale and installation services, enhancing overall 5G IoT home system and user experience while maintaining our leading position in the IoT home industry and bringing long-term shareholder value,” concluded Mr. Chen.

First Quarter 2021 Financial Results

REVENUE

Net revenues increased by 64.0% to RMB1,255.6 million (US$191.6 million) from RMB765.5 million for the first quarter of 2020, primarily due to the continued successful rollout and significant increase in sales of new products, overseas market expansion, as well as the low-base effect of the first quarter of last year due to COVID-19.

-

IoT @ Home portfolio. Revenues from IoT @ Home portfolio increased by 111.5% to RMB919.2 million (US$140.3 million) from RMB434.7 million for the first quarter of 2020. The growth was primarily driven by sustained sales increases for certain new product series, in particular Viomi-branded sweeper robots and smart kitchen products.

-

Home water solutions. Revenues from home water solutions decreased by 4.0% to RMB103.8 million (US$15.8 million) from RMB108.0 million for the first quarter of 2020. The decline was primarily due to the decreases in average selling prices of Xiaomi-branded water purifier products. This was partially offset by the successful introduction and increased sales of a new series of Viomi-branded water purifier products, which narrowed the year-over-year decline for home water solutions, compared to previous quarters.

-	Consumables. Revenues from consumables are RMB64.8 million (US$9.9 million), compared to RMB65.0 million for the first quarter of 2020.

-	Small appliances and others. Revenues from small appliances and others increased by 6.4% to RMB167.8 million (US$25.6 million) from RMB157.8 million for the first quarter of 2020.

GROSS PROFIT

Gross profit increased by 84.1% to RMB265.0 million (US$40.5 million) from RMB144.0 million for the first quarter of 2020. Gross margin was 21.1%, compared to 18.8% for the first quarter of 2020, primarily driven by the Company’s efforts to shift the business and product mix toward higher gross margin products, including the rollout of new Viomi-branded water purifiers and sweeper robots, alongside the optimization of margins across product lines and cost control measures.

OPERATING EXPENSES

Total operating expenses increased by 63.8% to RMB219.8 million (US$33.6 million) from RMB134.2 million for the first quarter of 2020, primarily due to the growth of the Company’s business.

Research and development expenses increased by 10.7% to RMB65.6 million (US$10.0 million) from RMB59.3 million for the first quarter of 2020, mainly due to the increase of research and development experts and related salaries and expenses.

Selling and marketing expenses increased by 110.8% to RMB138.0 million (US$21.1 million) from RMB65.5 million for the first quarter of 2020, primarily attributable to the low-base effect of the first quarter of last year due to COVID-19 when the Company undertook very limited marketing and advertising activities.

General and administrative expenses increased by 71.3% to RMB16.2 million (US$2.5 million), compared to RMB9.5 million for the first quarter of 2020, primarily due to the increase of personnel and related salaries and expenses.

INCOME FROM OPERATIONS

Income from operations increased by 276.1% to RMB47.1 million (US$7.2 million) from RMB12.5 million for the first quarter of 2020.

Non-GAAP operating income2, which excludes the impact of share-based compensation expenses, increased by 142.2% to RMB63.2 million (US$9.7 million) from RMB26.1 million for the first quarter of 2020.

NET INCOME

Net income attributable to ordinary shareholders of the Company increased by 173.2% to RMB49.1 million (US$7.5 million) from RMB18.0 million for the first quarter of 2020.

[2]	“Non-GAAP operating income” is defined as income from operation excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Non-GAAP net income attributable to ordinary shareholders of the Company increased by 106.8% to RMB65.3 million (US$10.0 million) from RMB31.6 million for the first quarter of 2020.

BALANCE SHEET

As of March 31, 2021, the Company had cash and cash equivalents of RMB906.3 million (US$138.3 million), restricted cash of RMB45.2 million (US$6.9 million), short-term deposits of RMB97.7 million (US$14.9 million) and short-term investments of RMB596.9 million (US$91.1 million), compared to RMB504.1 million, RMB70.6 million, nil and RMB696.1 million, respectively, as of December 31, 2020.

RECENT DEVELOPMENT

The Company has appointed Mr. Xiufei (Bob) Bao as its president, effective on May 24, 2021. Prior to joining Viomi, Mr. Bao served as the general manager of Beingmate Baby & Child Food Co., Ltd., from July 2018 to January 2021. Mr. Bao received his EMBA degree from Zhejiang University in 2011, and his bachelor’s degree from Anhui University of Finance and Economics in 1991.

Mr. Chen commented, “With the rapid consumption upgrade and evolving user needs, users are keen on brands that are fashionable and of good quality. In order to promote our “3511” long-term strategy and further develop us as the trending brand in IoT home area, we warmly welcome Bob to join Viomi as our president. We believe Bob will bring new energy and insights to our branding development with his extensive experience in the consumer industry.”

OUTLOOK

For the second quarter of 2021, the Company currently expects:

-	Net revenues to be between RMB1.72 billion and RMB1.85 billion, representing a year-over-year growth of approximately 2.1% to 9.8%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Thursday, May 27, 2021 (8:00 p.m. Beijing/Hong Kong time on May 27, 2021) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10156541

A telephone replay will be available one hour after the call until June 3, 2021 by dialing:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10156541

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to the Company, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary share and non-GAAP basic and diluted net income per American depositary share (“ADS”), which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to the Company is net income attributable to the Company excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income per ADS. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of the Company’s non-GAAP financial measures to the most directly comparable GAAP measures are included at the end of this press release.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.5518 to US$1.00, the effective noon buying rate for March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for March 31, 2021, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies relating to the Company’s industry and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Cecilia Li

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	504,108	906,342	138,335
Restricted cash	70,601	45,192	6,898
Short-term deposits	-	97,670	14,907
Short-term investments	696,051	596,929	91,109
Accounts and notes receivable from third parties (net of allowance of RMB9,246 and RMB8,711, as of December 31, 2020 and March 31, 2021, respectively)	427,352	262,869	40,122
Accounts receivable from a related party (net of allowance of RMB61 and RMB27 as of December 31, 2020 and March 31, 2021, respectively)	609,094	272,918	41,655
Other receivables from related parties (net of allowance of RMB9 and RMB4 as of December 31, 2020 and March 31, 2021, respectively)	88,038	35,268	5,383
Inventories	439,375	592,076	90,368
Prepaid expenses and other current assets	87,280	128,255	19,575
Long-term deposits-current portion	10,000	10,000	1,526

Total current assets	2,931,899	2,947,519	449,878

Non-current assets
Prepaid expenses and other non-current assets	19,803	27,743	4,237
Property, plant and equipment, net	72,436	67,529	10,307
Deferred tax assets	14,189	16,056	2,451
Intangible assets, net	7,681	7,550	1,152
Right-of-use assets, net	20,529	25,315	3,864
Land use rights, net	62,982	62,676	9,566
Long-term deposits-non-current portion	50,000	50,000	7,631

Total non-current assets	247,620	256,869	39,208

Total assets	3,179,519	3,204,388	489,086

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	1,001,371	1,128,146	172,189
Advances from customers	112,613	91,306	13,937
Amount due to related parties	124,192	47,852	7,304
Accrued expenses and other liabilities	335,488	256,187	39,102
Income tax payables	50,962	48,628	7,422
Lease liabilities due within one year	9,481	11,355	1,733
Total current liabilities	1,634,107	1,583,474	241,687

Non-current liabilities
Accrued expenses and other liabilities	3,400	2,889	441
Lease liabilities	11,693	14,201	2,167
Total non-current liabilities	15,093	17,090	2,608

Total liabilities	1,649,200	1,600,564	244,295

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	US$
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 104,163,686 and 105,756,638 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 103,554,546 and 103,524,546 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	6	6	1
Treasury stock	(54,600)	(54,600)	(8,334)
Additional paid-in capital	1,278,004	1,299,789	198,387
Retained earnings	363,051	410,410	62,641
Accumulated other comprehensive loss	(59,384)	(55,288)	(8,439)

Total equity attributable to shareholders of the Company	1,527,083	1,600,323	244,257

Non-controlling interests	3,236	3,501	534

Total shareholders’ equity	1,530,319	1,603,824	244,791

Total liabilities and shareholders’ equity	3,179,519	3,204,388	489,086

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Net revenues:
A related party	404,979	585,869	89,421
Third parties	360,527	669,723	102,220
Total net revenues	765,506	1,255,592	191,641

Cost of revenues (including RMB14,593 and RMB1,922 with related parties for the three months ended March 31, 2020 and 2021, respectively)	(621,540)	(990,571)	(151,191)

Gross profit	143,966	265,021	40,450

Operating expenses(1)
Research and development expenses (including RMB596 and RMB750 with a related party for the three months ended March 31, 2020 and 2021, respectively)	(59,261)	(65,601)	(10,013)
Selling and marketing expenses (including RMB8,080 and RMB13,004 with related parties for the three months ended March 31, 2020 and 2021, respectively)	(65,470)	(138,024)	(21,067)
General and administrative expenses	(9,458)	(16,204)	(2,473)

Total operating expenses	(134,189)	(219,829)	(33,553)

Other income, net	2,741	1,894	289

Income from operations	12,518	47,086	7,186

Interest income and short-term investment income, net	5,336	6,518	995
Other non-operating income	90	633	97

Income before income tax expenses	17,944	54,237	8,278

Income tax expenses	(126)	(4,859)	(742)

Net income	17,818	49,378	7,536

Less: Net income (loss) attributable to the non-controlling interest shareholder	(157)	264	40

Net income attributable to ordinary shareholders of the Company	17,975	49,114	7,496

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Net income attributable to the Company	17,975	49,114	7,496

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	11,314	4,096	625

Total comprehensive income attributable to the Company	29,289	53,210	8,121

Net income per share attributable to ordinary shareholders of the Company
-Basic	0.09	0.24	0.04
-Diluted	0.08	0.22	0.03

Weighted average number of ordinary shares used in calculating net income per share
-Basic	209,304,658	207,876,562	207,876,562
-Diluted	215,830,463	223,072,146	223,072,146

Net income per ADS*
-Basic	0.26	0.71	0.11
-Diluted	0.25	0.66	0.10

Weighted average number of ADS used in calculating net income per ADS
-Basic	69,768,219	69,292,187	69,292,187
-Diluted	71,943,488	74,357,382	74,357,382

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
General and administrative expenses	2,376	2,472	377
Research and development expenses	8,240	10,270	1,567
Selling and marketing expenses	2,970	3,404	520

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Income from operations	12,518	47,086	7,186
Share-based compensation expenses	13,586	16,146	2,464

Non-GAAP operating income	26,104	63,232	9,650

Net income	17,818	49,378	7,536
Share-based compensation expenses	13,586	16,146	2,464

Non-GAAP net income	31,404	65,524	10,000

Net income attributable to the Company	17,975	49,114	7,496
Share-based compensation expenses	13,586	16,146	2,464

Non-GAAP net income attributable to the Company	31,561	65,260	9,960

Net income attributable to ordinary shareholders	17,975	49,114	7,496
Share-based compensation expenses	13,586	16,146	2,464

Non-GAAP net income attributable to ordinary shareholders	31,561	65,260	9,960

Non-GAAP net income per ordinary share
-Basic	0.15	0.31	0.05
-Diluted	0.15	0.29	0.04

Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
-Basic	209,304,658	207,876,562	207,876,562
-Diluted	215,830,463	223,072,146	223,072,146

Non-GAAP net income per ADS
-Basic	0.45	0.94	0.14
-Diluted	0.44	0.88	0.13

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	69,768,219	69,292,187	69,292,187
-Diluted	71,943,488	74,357,382	74,357,382

Note: The non-GAAP adjustments does not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.